	Intier Automotive Inc.	521 Newpark Blvd., Newmarket, Ontario Canada L3Y 4X7 Ph: 905 898 5200 Legal Fax: 905 898 6053

NOTICE TO NON-REGISTERED SHAREHOLDERS

RE: INTERIM MAILINGS

Intier Automotive Inc. ("Intier Automotive") maintains a Supplemental Mailing List which includes the names of certain shareholders each of whose shares are registered in the name of a broker, bank or other intermediary rather than in the shareholder's own name. Intier Automotive mails interim financial material (e.g., quarterly reports) directly to such non-registered shareholders on the Supplemental Mailing List. This list is in addition to, and separate from, the Registered Shareholder Mailing List maintained by Intier Automotive's Registrar and Transfer Agent.

If you are a non-registered shareholder and wish to be added to our Supplemental Mailing List so as to receive interim financial material (e.g., quarterly reports), please detach and return the reply section of this notice with your completed proxy.

Registered shareholders will continue to receive interim mailings and need not reply.

For further information, please contact:

Lisa Huestis Office of the Corporate Secretary Intier Automotive Inc. 521 Newpark Boulevard Newmarket, Ontario, Canada L3Y 4X7 Telefax: (905) 898-6053

Materials can be obtained through our website http://www.intier.com at any time.

PLEASE COMPLETE AND DETACH THE FORM BELOW

Company Code IAIQ	April , 2003

To receive interim financial reports of Intier Automotive Inc., please PRINT your name and address in the space below and return this reply section of the notice with your completed proxy. Please note that interim reports and annual reports are available on our website.

NAME OF NON-REGISTERED SHAREHOLDER

MAILING ADDRESS

Postal Code/Zip Code

SIGNATURE